Ex99.143

Valour Inc., DeFi Technologies' Wholly Owned Subsidiary, Reaches Record
US$300 million in Assets Under Management

More than a US$50 million asset increase in two weeks As of November 1, Valour's AUM was at US$305M
TORONTO, Nov. 2, 2021 /CNW/ - DeFi Technologies Inc. (the "Company" or "DeFi Technologies") (NEO: DEFI) (GR: RMJR) (OTC: DEFTF), a technology company bridging the gap between traditional capital markets and decentralized finance, announced today that its wholly owned subsidiary, Valour Inc. ("Valour"), the pioneering issuer of digital asset exchange traded products ("ETPs"), has surpassed US$300 million in assets under management (AUM). This achievement marks an exceptional first ten months of 2021, as AUM increased more than 3091% since the beginning of the year. In the last 15 days, AUM has increased more than US$50 million.
Valour recently unveiled the world's first and only Uniswap ETP, which was listed on the Börse Frankfurt Zertifikate AG ("Frankfurt") last week. Their recently launched Valour Solana product (Ticker: Valour Solana SEK) has seen strong investor interest and inflows, making it the fastest growing product to date. With the recent listing of Valour's ETPs on Frankfurt and anticipated listing on Euronext, the Company expects additional growth of Valour's  AUM.

"The launch of the world's first and only Uniswap ETP along with both retail and institutional investors recognizing how innovative our ETP's are has resulted in rapid growth in AUM, a testament to the team at Valour." said Russell Starr, Chief Executive Officer of DeFi Technologies. "DeFi Technologies and Valour are positioned for explosive growth as we launch our current ETP's along with additional innovative DeFi ETP's in the pipeline on relevant global exchanges.  Shareholders should be extremely excited as we look to grow our AUM aggressively in the coming months."

Diana Biggs, Chief Executive Officer of Valour and Chief Strategy Officer of DeFi Technologies, stated: "We are extremely pleased with the continued growth of our AUM. The Valour team is looking forward to the introduction of more first of their kind products, as well as additional exchange listings that will help broaden investor access to this exciting new asset class."

Valour offers fully hedged digital asset exchange-traded products with low to zero management fees. Valour's Uniswap (UNI) ETP is the world's first and only, with Cardano (ADA), Polkadot (DOT) and Solana (SOL) ETPs the first of their kind in the Nordics. Valour's Bitcoin Zero and Valour Ethereum Zero remain the first and only fully hedged, passive investment product with Bitcoin (BTC) and Ethereum (ETH) as underlyings which are completely fee-free, with competitors charging up to 2.5% in management fees.
Learn more about DeFi Technologies and Valour at defi.tech and valour.com.
About DeFi Technologies
DeFi Technologies Inc. is a technology company bridging the gap between traditional capital markets and decentralised finance. Our mission is to expand investor access to industry-leading decentralised technologies which we believe lie at the heart of the future of finance. On behalf of our shareholders and investors, we identify opportunities and areas of innovation, and build and invest in new technologies and ventures in order to provide trusted, diversified exposure across the decentralized finance ecosystem. For more information or to subscribe to receive company updates and financial information, visit https://defi.tech/.
About Valour
Valour Inc. issues exchange-listed financial products that enable retail and institutional investors to access investment in disruptive innovations, such as digital assets, in a simple and secure way. Established in 2019 and based in Zug, Switzerland, Valour is a wholly owned subsidiary of DeFi Technologies Inc. (NEO:DEFI, GR: RMJ.F, OTC: DEFTF). For more information on Valour, visit www.valour.com.
Cautionary note regarding forward-looking information:
This press release contains "forward-looking information" within the meaning of applicable Canadian securities legislation. Forward-looking information includes, but is not limited to, statements with respect to listing of ETPs by Valour; the growth of AUM; expansion of DeFi Technologies and Valour into other geographic areas; the growth and adoption of decentralized finance; the pursuit by DeFi Technologies and its subsidiaries of business opportunities; and the merits or potential returns of any such opportunities. Generally, forward-looking information can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved". Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company, as the case may be, to be materially different from those expressed or implied by such forward-looking information. Such risks, uncertainties and other factors include, but is not limited to acceptance of Valour ETPs by Frankfurt, Euronext and other exchanges; investor demand for DeFi Technologies' and Valour's products; the growth and development of DeFi and cryptocurrency sector; rules and regulations with respect to DeFi and cryptocurrency; general business, economic, competitive, political and social uncertainties. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. The Company does not undertake to update any forward-looking information, except in accordance with applicable securities laws.
THE NEO STOCK EXCHANGE DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE

View original content to download  multimedia: https://www.prnewswire.com/news-releases/valour-inc-defi-technologies-wholly-owned-subsidiary-reaches-record-us300-million-in-assets-under-management-3014 SOURCE DeFi Technologies, Inc.

View original content to download multimedia:  http://www.newswire.ca/en/releases/archive/November2021/02/c2631.html
For further information: Investor Relations: Dave Gentry, RedChip Companies Inc., 1-800-RED-CHIP (733-2447), 407-491-4498, Dave@redchip.com; Public Relations: Marie Knowles, MFK Publicity, marie@mfkpublicity.co
CO: DeFi Technologies, Inc. CNW 02:00e 02-NOV-21